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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52937

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPARTAN SECURITIES GROUP. LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 2ND AVENUE South, Suite 300N
(No. and Street)

ST. PETERSBURG (City) FL (State) 33701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID LOPEZ 727.502.0508
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RANDALL N. DRAKE, CPA PA
(Name – *if individual, state last, first, middle name*)

1981 PROMENADE WAY (Address) CLEARWATER (City) FL (State) 33760 (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 03 2008
Washington, DC 101

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Lopez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spartan Securities Group LTD, as of December 31st, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CHRISTY CAMPASSI
MY COMMISSION #DD451143
EXPIRES: JUL 14, 2009
Bonded through 1st State Insurance

Signature

FINOP
Title

C. Campassi
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Randall N. Drake, C.P.A., P.A.

Accounting, Tax, Auditing & Consulting

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

Financial Statements and
Supplementary Information
as of and for the year ended
December 31, 2007
and
Report of Independent Registered
Public Accounting Firm

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

TABLE OF CONTENTS

Randall N. Drake, C.P.A., P.A.

1981 Promenade Way
Clearwater, FL 33760
727.536.4863
Randall@RDrakeCPA.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Spartan Securities Group, Ltd.:

We have audited the accompanying statement of financial condition of Spartan Securities Group, Ltd. (a Florida limited partnership) (the "Partnership") as of December 31, 2007, and the related statements of operations, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained at page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Randall N Drake CPA PA

Randall N. Drake, CPA PA

February 29, 2008

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS		
Cash and cash equivalents	$	115,989
Receivable from clearing broker (net of allowance for doubtful accounts of $0)		72,239
Securities owned – marketable equities at market value		193,788
Deposit with clearing broker		409,604
Furniture, fixtures and equipment – net of accumulated Depreciation of 34,546		29,033
Accounts Receivable		10,000
Other assets		753
TOTAL	$	831,406
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities:		
Payable to broker	$	141,985
Securities sold, not yet purchased, at market value		71,971
Commissions payable		23,683
Accounts payable		42,347
Accrued liabilities		12,210
Total liabilities		292,196
Partners' capital		539,210
Total partners' capital		539,210
TOTAL	$	831,406

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Securities commissions and fees	$ 447,047
Investment banking	84,975
Trading gains and losses	832,815
Interest and dividend income	15,184
Other	57,075
Total revenues	1,437,097
EXPENSES:	
Compensation, commissions and benefits	642,126
Clearance and execution costs	279,789
Communications and information technology	315,677
Occupancy and equipment costs	90,854
Other administrative expenses	140,253
Business development	11,272
Interest	3,782
Total expenses	1,483,753
Net loss	$ (46,656)

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

	General Partner	Limited Partners	Total
Balance – December 31, 2006	$ 132,765	$ 371,905	$ 504,670
Capital contributions	50,000	21,000	71,000
Partners' distributions	(25,074)	35,271	10,197
Net loss	(14,744)	(31,911)	(46,656)
Subtotal	142,947	396,263	539,210
Balance – December 31, 2007	$ 142,947	$ 396,263	$ 539,210

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(46,656)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		12,230
Increase (decrease) in cash flows from changes in operating assets and liabilities:		
Receivable from clearing broker		41,226
Securities owned		90,623
Deposit with clearing broker		(5,397)
Other assets		(5,807)
Accounts payable and accrued liabilities		(20,647)
Securities sold, not yet purchased		30,546
Commissions payable		(10,415)
Payable to broker		(104,171)
NET CASH USED IN OPERATING ACTIVITIES		(18,467)
CASH USED IN INVESTING ACTIVITIES -		
Purchases of property and equipment		(2,384)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		71,000
Partners' distributions		10,197
NET CASH PROVIDED BY FINANCING ACTIVITIES		81,197
NET CHANGE IN CASH AND CASH EQUIVALENTS		60,346
CASH AND CASH EQUIVALENTS (including restricted cash) – Beginning of year		55,643
CASH AND CASH EQUIVALENTS (including restricted cash) – End of year	$	115,989
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -		
Interest paid	$	3,782

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE A – NATURE OF BUSINESS

Spartan Securities Group, Ltd. (The "Partnership") is a Florida limited partnership that is a member of the National Association of Securities Dealers (NASD) and is registered with the US Securities and Exchange Commission (SEC) as a securities broker-dealer. The Partnership provides securities trading, underwriting, investment banking and brokerage services for individuals, institutions and corporations. The Partnership, like other broker-dealers, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

The Partnership consists of a General Partner and certain Limited Partners. Profits and losses are allocated to individual partners' capital accounts in proportion to their individual interests. The Partnership was originally formed in July 2000; however, an Amended and Restated Agreement of Limited Partnership became effective May 30, 2004. The Partnership will continue in existence until December 31, 2011, unless extended by the General Partner to a date not later than December 31, 2021.

The information included in the financial statements regarding provisions of the Partnership Agreement provides only general information. Reference should be made to the Partnership Agreement and related documents for a complete description of the Partnership provisions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements are prepared using the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Significant estimates included in the accompanying financial statements include the valuation of securities owned and securities sold, not yet purchased. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. It is at least reasonably possible that our estimates could change in the near term with respect to this matter.

Revenue Recognition – The Partnership is engaged in the securities broker-dealer business, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services. The following summarizes the Partnership's accounting policies:

Securities Transactions – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and

commodities transactions entered into for the account and risk of the Partnership are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis and the recognition of commission income and related expenses are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Investment Banking – Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Partnership acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Investment Advisory Income – Investment advisory fees are received monthly, but are recognized as earned on a pro rata basis over the term of the contract.

Customer Accounts - The Partnership operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Partnership clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. A special reserve account is not required for the benefit of customers in accordance with rule 15c3-3k (2) (ii) of the Securities and Exchange Commission.

Cash and Cash Equivalents and Deposit with Clearing Broker – The Partnership includes as cash and cash equivalents amounts invested in money market mutual funds, as well as all other highly liquid investments with an original maturity of three months or less.

Receivable from Clearing Broker and Allowance for Doubtful Accounts – Our credit terms for our receivable from the clearing broker are typically net 30 days. We perform ongoing credit evaluation of our clearing broker and do not require collateral to support the collectibility of such receivable. Receivables are determined to be past due if payment is not made in accordance with the terms of our contracts and receivables are written off when they are determined to be uncollectible. .The allowance for doubtful accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the receivables in light of historical experience, the existence of any adverse situations, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Substantially all of the receivables existing at December 31, 2007 have been recovered subsequent to year end.

Fair Value of Securities – Securities owned – marketable equities and securities sold, but not yet purchased, are valued at market value with the resulting unrealized gains and losses included in income. The market value of securities owned is determined by the Partnership utilizing quoted market prices, dealer quotes, or prices obtained from third parties. Not readily marketable securities are value at the estimated fair value of the securities.

Furniture, Fixtures and Equipment –Furniture, fixtures and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally five years. Expenditures for repairs and maintenance are charged to operations as incurred.

Long-lived Assets – In accordance with Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("FAS 144") the Partnership evaluates the recoverability of long-lived assets and the related estimated remaining lives when events or circumstances lead management to believe that the carrying value of an asset may not be recoverable. At December 31, 2007, management believes that all of its remaining long-lived assets are recoverable.

Income Taxes - The Partnership is not subject to federal and state income taxes; therefore, no provision for income taxes is provided in these financial statements. Each partner will report their pro rata share of the Partnership's operations on their respective income tax return.

Accounting Pronouncements - The Financial Accounting Standards Board and other entities issued new or modifications to, or interpretations of, existing accounting guidance during 2007. The Partnership has carefully considered the new pronouncements that altered generally accepted accounting principles and does not believe that any other new or modified principles will have a material impact on the Partnership's reported financial position or operations in the near term.

NOTE C – RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Partnership clears substantially all of its proprietary and customer transactions through a clearing broker-dealer on a fully disclosed basis. At December 31, 2007, the amount receivable from clearing broker of $72,239 consists of fees and commissions receivable and proceeds from proprietary trading activity. At December 31, 2007, the amount payable to broker relates to proprietary securities transactions and is collateralized by securities owned and the deposit with the clearing broker.

NOTE D – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At December 31, 2007, marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	*Sold, Not Yet Purchased*
Equities	$ 193,788	$ 71,971

NOTE E – COMMITMENTS AND RELATED PARTY TRANSACTIONS

Operating Lease – The Partnership leases its office space under an operating lease agreement expiring in July 2007. The lease provides for annual renew terms through January 2009.

Management Fee - Pursuant to the terms of the Partnership Agreement, the General Partner is entitled to a monthly management fee, which is treated as a guaranteed payment, from the

Partnership equal to one-twelfth (1/12) of one percent (1%) of the Partnership Net Asset Value determined as of the last business day of the preceding month. There were no management fees incurred as the General Partner permanently waived the requirement to receive such fees for the year ended December 31, 2007.

NOTE F – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

Financial instruments, as defined in Financial Accounting Standard No. 107, "Disclosures about Fair Values of Financial Instruments", consist of cash, evidence of ownership in an entity and contracts that both (i) impose on one entity a contractual obligation to deliver cash or another financial instrument to a second entity, or to exchange other financial instruments on potentially unfavorable terms with the second entity, and (ii) conveys to that second entity a contractual right (a) to receive cash or another financial instrument from the first entity or (b) to exchange other financial instruments on potentially favorable terms with the first entity. Accordingly, the Partnership's financial instruments consist of cash and cash equivalents, the amounts due to and from the clearing broker, securities owned and sold, not yet purchased, accounts and commissions payable and accrued liabilities.

The carrying values of the Partnership's cash and cash equivalents, receivable and payable to the clearing broker, securities sold and owned, not yet purchased, accounts and commissions payable and accrued liabilities approximates their respective fair values due to their short-term nature.

As such, financial instruments, which potentially subject the Partnership to significant concentrations of credit risk consist primarily of cash and cash equivalents. With respect to cash and cash equivalents, the Partnership frequently maintains such balances in excess of federally insured limits. The Partnership has not experienced any losses in such accounts.

The Partnership's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Partnership and the Partnership's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to such non-performance by its customers. The Partnership seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduced positions, when necessary.

The Partnership is subject to certain inherent market risks arising from its investing activities of selling securities short. The ultimate cost of the Partnership to acquire these securities may exceed the liability reflected in the financial statements.

NOTE G – NET CAPITAL REQUIREMENT

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Partnership's net capital of $466,756 was $224,269 in excess of its required net capital of $233,500. At December 31, 2007, the Partnership's aggregate indebtedness to net capital ratio was .47 to 1.

NOTE H – LITIGATION

In the ordinary course of business, the Partnership is subject to inquiries and proceedings by financial industry regulatory bodies and other governmental agencies, which may lead to claims and judgments for unspecified damages.

The Partnership believes it has strong defenses in all significant matters, currently pending, and is contesting the liability and damages claimed. However, some of these matters may result in adverse judgments or awards, or the Partnership may choose to settle some or all matters, due to the associated risk of continuing.

The Partnership believes it is not possible to determine whether a loss will be incurred, or to estimate any potential losses, that would be material to the financial statements. Based on current information, management believes that the resolution of matters currently pending will not have a material adverse impact on the financial condition or cash flows of the Partnership

SPARTAN SECURITIES GROUP, LTD.

SUPPLEMENTARY INFORMATION - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

Net capital:		
Total partners' capital	$	539,210
Total partners' capital qualified for net capital		539,210
Deductions:		
Furniture, fixtures and equipment – net		29,033
Other assets		10,000
Total deductions		39,033
Net capital before haircuts on securities positions (tentative net capital)		500,177
Haircuts on securities -		
Trading and investment securities		33,421
Net capital	$	**466,756**
Less: Minimum net capital requirements per Rule 15c3-1 (a-3) Greater of 6⅔ % of aggregate indebtedness or $233,500	$	(233,500)
Excess net capital	$	233,256
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	437,536
Aggregate indebtedness:		
Accounts payable and other liabilities	$	54,557
Commissions payable		23,683
Payable to broker		141,985
Total aggregate indebtedness	$	220,225
Ratio: Aggregate indebtedness to net capital		**.47 to 1**
Reconciliation of net capital to Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007)		
Net capital as reported in Company's Part II unaudited FOCUS report	$	466,756
Net capital, per above	$	466,756

See notes to financial statements.

END